UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number 001-39809

MEDIROM HEALTHCARE TECHNOLOGIES INC.

(Exact name of registrant as specified in its charter)

2-3-1 Daiba, Minato-ku
Tokyo 135-0091, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Issuance of Convertible Corporate Bonds

On December 9, 2022, MEDIROM Healthcare Technologies Inc. (the “Company”) entered into the First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the “Purchase Agreement”), with Kufu Company Inc., a corporation organized under the laws of Japan, as bond holder and purchaser (the “Bond Holder”), in connection with a proposed sale and issuance of JPY 500,000,000 aggregate principal amount of the Company’s convertible corporate bonds (the “Bonds”) due 2027. In connection with the proposed sale of the Bonds, the Company and the Bond Holder also entered into a framework agreement with respect to business opportunities related to the Company’s relaxation salon business and MOTHER Bracelet®, the smart tracker developed by the Company.

The Purchase Agreement includes customary representations, warranties, and covenants. Under the terms of the Purchase Agreement, the Company has agreed to indemnify the Bonds Holder against damages, losses, or expenses incurred as a result of any breach of the terms of the Purchase Agreement by the Company.

The proposed sale of the Bonds is expected to close on December 28, 2022 (the “Closing Date”), upon which the Bonds will be issued to the Bond Holder under the Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company pursuant to the Companies Act of Japan (the “Indenture”). According to the Indenture, the Bonds will be unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2027 (the “Maturity Date”), unless earlier redeemed or converted. At any time between the six-month anniversary date of the Closing Date (the “Conversion Start Date”) and before the close of business on the Maturity Date, the Bond Holder may convert the Bonds at its option, in whole or in part, into the common shares, no par value, of the Company (the “Common Shares”), at the conversion price, which is equal to the product of (a) the one-month average trading price of the American Depository Shares (“ADSs,” and each, an “ADS”), each ADS representing one Common Share, on the Nasdaq Capital Market, prior to December 9, 2022, multiplied by (b) 0.95, subject to other customary adjustments upon the occurrence of certain events. The Bond Holder may also exercise its put option to demand the redemption of the Bonds by the Company, in whole or in part, any time after the Conversion Start Date. Additionally, according to the Indenture, the Bond Holder will have the right to exercise its put option, or to convert the Bonds into the Common Shares, in each case in whole or in part, prior to the Conversion Start Date, upon the occurrence of, among other things, either of the following: (i) ADSs becoming subject to delisting from the Nasdaq Capital Market; (ii) the Company becoming delinquent with respect to its reporting obligations, (iii) bankruptcy of the Company, (iv) insolvency of the Company, and (v) the Company incurring consecutive operating loss for the years ending December 31, 2022 and 2023.

Pursuant to the Purchase Agreement, the closing is subject to the following conditions precedent: (i) an extension of certain exclusivity provisions under the Development and Production Agreement, dated as of August 4, 2020, as further amended by the Amendment to Development and Production Agreement, dated as of February 15, 2022, by and between the Company and Matrix Industries, Inc., and (ii) the timely public disclosure of the Company’s interim financial results for the six months ended June 30, 2022. The Purchase Agreement also contains other customary conditions precedent. According to the terms of the Purchase Agreement and Indenture, the Bonds will contain customary terms and covenants, including that upon certain events of default accruing and continuing, the principal amount of, and all accrued and unpaid interest on, all of the Bonds then outstanding will immediately become due and payable without any further action or notice by any party.

The gross proceeds from the sale of the Bonds are expected to be JPY 500,000,000. The Company intends to use the proceeds from the sale of the Bonds to continue developing MOTHER Bracelet®, analyze data obtained by MOTHER Bracelet®, and for other purposes to be agreed upon between the Company and the Bond Holder. The Company has not determined the amount of proceeds to be used specifically for the foregoing purposes.

The Bonds will be issued and sold outside the United States in reliance upon the safe harbor provided by Regulation S promulgated under the Securities Act of 1933, as amended (the “Securities Act”). The Bonds, the Common Shares issuable upon the conversion of the Bonds, and any ADSs that may represent such Common Shares issuable upon the conversion of the Bonds have not been registered under the Securities Act, or any other securities laws, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

Capital Alliance with Kufu Company Inc.

In connection with the proposed sale of the Bonds, the Company and the Bond Holder also entered into a Capital Alliance Agreement (the “Capital Alliance Agreement”), which will become effective on the Closing Date. The Capital Alliance Agreement sets out the framework under which the Company and the Bond Holder will jointly evaluate opportunities related to the Company’s relaxation salon business and MOTHER Bracelet®, the smart tracker developed by the Company. Under the Capital Alliance Agreement, the Company and the Bond Holder may enter into a separate agreement to set out the scope and details of a strategic partnership to further explore certain business opportunities together, without any obligation on either party to do so. The Capital Alliance Agreement also contains anti-dilution provision for the Bond Holder in the event of new Common Share issuance by the Company, and grants to the Bond Holder certain board observer rights and information and access right.

The above description of each of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement is a summary and does not purport to be complete. Copies of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement are attached hereto as Exhibits 4.1, 4.2, and 10.1, respectively, and the above summaries are qualified in their entirety by reference to the terms of each of the Purchase Agreement, the Indenture and the Capital Alliance Agreement set forth in such exhibits.

Issuance of Press Release

On December 9, 2022, the Company issued a press release announcing the entry in the Purchase Agreement and the Capital Alliance Agreement in connection with the proposed sale and issuance of the Bonds.

The press release furnished as Exhibit 99.1 to this report on Form 6-K shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Purchase Agreement, dated December 9, 2022, by and between the Company and the Bond Holder [English Translation]
4.2	Indenture, dated December 9, 2022 [English Translation]
10.1*	Capital Alliance Agreement, dated December 9, 2022, by and between the Company and the Bond Holder [English Translation]
99.1	Press release of the Company, dated December 9, 2022

* Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated under the Securities Act, certain information contained in this exhibit has been omitted because such information is not material and is the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIROM HEALTHCARE TECHNOLOGIES INC.

Date: December 9, 2022	By:	/s/ Fumitoshi Fujiwara
Name: Fumitoshi Fujiwara
Title: Chief Financial Officer